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                                                              EXHIBIT 99.7(e)(9)

[PEOPLESOFT(R) LOGO]

May 31, 2003

Name

Dear Name:

Welcome to the combination of J.D. Edwards and PeopleSoft.

As one of J.D. Edward's most senior executives, you are critical to the success of the combined company. It is important that you are excited and committed. We are pleased to offer you employment under the following terms, subject to closing of the transaction.

         - POSITION. Your position will be Group Vice President with duties and responsibilities similar to your current role, understanding that J.D. Edwards will now be part of a larger organization.

         - COMPENSATION. You will receive compensation at your current base salary and your current target bonus. Your target bonus will now be based on our Employee Incentive Compensation Plan. This plan currently provides bonuses on a quarterly basis based on the performance of the company, business unit, and individual. Your compensation plan will be eligible for annual review.

         - STOCK OPTIONS. Your current J.D. Edwards stock options will be converted to PeopleSoft stock options, and the vesting schedule will remain unchanged. You will also be granted 50,000 additional PeopleSoft stock options. This option grant is subject to approval by the Board of Directors. The option price will be the market value of PeopleSoft stock on the later of your start date or Board of Director approval. PeopleSoft stock vests quarterly over 4 years.

         - INCENTIVE PAYMENTS. You will receive 25% of your Severance Payment within 30 days after the closing of the transaction. If you are still employed one year after the closing of the transaction, you will receive an additional 25% of your Severance Payment. Both of these payments, of course, are subject to applicable tax withholding.

         - BENEFITS. You will be entitled to participate in PeopleSoft's employee benefit programs, once you no longer receive benefits under the J.D. Edwards employee benefits plans. Beginning 15 months after the Closing Date, you will also be eligible to receive severance benefits consistent with PeopleSoft's policies applicable to employees at the

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Name
May 31, 2003
Page 2

                  same level and tenure. You will receive credit for your J.D. Edwards employment service towards your participation in PeopleSoft benefits, including paid time off, 401(k) and severance benefits as applicable.

         - NON-COMPETE AGREEMENT. You must sign a Non Compete Agreement attached as Exhibit A confirming that you will not compete with PeopleSoft for 12 months following your voluntary termination or termination with cause.

         - INVOLUNTARY TERMINATION OR TERMINATION WITHOUT CAUSE. If your employment is terminated without cause, or as a result of an involuntary termination event, at any time within fifteen (15) months following the closing of the transaction, you will receive the unpaid portion of your Severance Payment. We will continue to provide you with medical, dental, vision, disability and life insurance coverage comparable in our discretion to your benefits immediately prior to the closing of the transaction. Of course, you will be responsible for paying the same percentage of any premiums or costs that you paid prior to the closing of the transaction. This coverage will continue for six months from the date of termination or until you and your dependents become covered under another employer's benefit plan. We will also provide you with job outplacement services during this six months period up to a maximum of ten thousand dollars ($10,000).

         - SEVERANCE. If your employment is terminated without cause at any time after fifteen (15) months following the closing of the transaction, you will be eligible for the standard Vice President severance cash and benefits described in the attached Exhibit B. If you resign your employment or you are terminated for cause, you will not receive any of the benefits described in this offer letter. You will receive only those benefits as may be available under our benefits plan at the time of your resignation or termination for cause. All severance payments are subject to the 280G Benefits Cap.

By signing this letter you agree that your employment agreement with J.D. Edwards will be terminated effective as of the date of closing, and it will be replaced with the terms of this offer letter and attachments. This letter also supercedes the terms of the J.D. Edwards & Company Management Change in Control Plan and your Notice of Participation.

As is typical in the software industry, the employment relationship between PeopleSoft and you is one of employment "at will" with either party having the right to terminate the relationship at any time with or without cause. In addition, your continued employment is contingent upon your maintaining the legal right to work in the United States.

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Name
May 31, 2003
Page 3

Enclosed for your review are copies of the PeopleSoft Employee Proprietary Information Agreement, Acknowledgement of At-Will Employment, Agreement to Arbitrate, and Third Party Information Agreement. You should review these documents prior to accepting this offer, sign and return these documents with this signed letter.

The terms of this offer may only be changed, amended, or superseded with a written agreement signed by you and an officer of PeopleSoft.

Sincerely,

Craig A. Conway
President and Chief Executive Officer

Agreed to and accepted:

By: _______________________________
    Name

Date:______________________________

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                                   DEFINITIONS

"Annual Compensation" is

      (i) your gross annual base salary, (but not bonuses, commissions or other incentive pay), in effect immediately preceding the Transaction, plus

      (ii)  your Average Annual Bonus.

"Average Annual Bonus" is the average of the bonus payments received by you under J. D. Edwards's incentive bonus and variable compensation programs as in effect at Closing (or any predecessor or successor programs) for the three most recent consecutive and complete fiscal years of J. D. Edwards prior to the fiscal year in which the Transaction occurs.

For purposes of calculating your Average Annual Bonus, the following rules shall apply:

      (i) In the event you were not eligible to participate in such bonus and variable compensation programs for the entire three year period, the Average Annual Bonus will be calculated based upon your actual period of eligibility; and

      (ii) In the event you first became eligible to participate in such bonus and variable compensation programs in the fiscal year in which the Transaction occurs, your Average Annual Bonus shall be based on your targeted bonus and variable compensation amounts in effect immediately prior to such Transaction.

"Benefits Continuation Period" is the period stated in your Notice of Participation.

"Cause" is

      (i) a material act of dishonesty by you in connection with your employment with PeopleSoft;

      (ii)  your conviction of, or plea of nolo contendere to, a felony;

      (iii) your failure to perform reasonably assigned duties after Employee has received written demand for performance which includes reasonable detail describing nonperformance;

      (iv) your material breach of your obligations as an officer/employee of PeopleSoft; or

      (v)   your failure to materially comply with PeopleSoft's policies.

      With respect to (iii), (iv) and (v), such actions shall not constitute Cause if they are cured by you within thirty (30) days following delivery to you of a written explanation specifying the basis for PeopleSoft's belief that it has Cause, provided that PeopleSoft deems such action capable of being cured.

"Close" shall mean the date on which the merger between J. D. Edwards into PeopleSoft is completed

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"Disability" is when you have been unable to perform your duties as an Employee as the result of incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by PeopleSoft or its insurers and acceptable to you or your legal representative (such agreement as to acceptability not to be unreasonably withheld). Termination resulting from Disability may only be effected after at least 30 days' written notice by PeopleSoft of its intention to terminate your employment. In the event that you resume the performance of substantially all of your duties hereunder before the termination of your employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

"Employee" means you.

"Involuntary Termination" is

      (i) the occurrence of one or more of the following ("Involuntary Termination Events"):

      (a)   a reduction of your title;

      (b) significant reduction of your duties or responsibilities relative to those in effect immediately prior to such reduction (excluding any reasonable changes that are the direct and necessary result of J. D. Edwards becoming a subsidiary in a larger controlled group of corporations);

      (c) a reduction by PeopleSoft in your annual base salary or in the maximum dollar amount of potential annual cash bonus;

      (d) a failure by PeopleSoft to provide you with an employee benefits package that is substantially comparable in the aggregate to the employee benefits package provided to all employees of PeopleSoft or its affiliates who are of a similar rank or level as you; or

      (e) your relocation to a facility or a location more than 50 miles from your present location, provided that your commute is longer in miles as a result of the relocation compared to your commute to the current location;

      (ii) an Involuntary Termination Event that continues for more than thirty
      (30) days after delivery of written notice by you to PeopleSoft specifying the circumstances of the alleged Involuntary Termination, which notice must be delivered to PeopleSoft within five (5) business days of the Involuntary Termination Event;

      (iii) you resign from all positions with PeopleSoft or its successor within ten (10) days of the expiration of Company's 30-day cure period, where such Involuntary Termination Event is still ongoing, and

      (iv) your Disability or death.

      Notwithstanding any other provision of this Plan to the contrary, in no event shall you be entitled to any benefits hereunder unless you actually terminate employment with PeopleSoft as a result of a reason described in this provision.

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"Notice of Participation" is an individualized written notice of participation in the Plan from an authorized officer of J. D. Edwards.

"Plan Amount" is the product of (i) your Annual Compensation and (ii) your Severance Payment Percentage.

"Pro-Rated Bonus Amount" is a pro-rated portion of your quarterly and annual bonus and variable compensation calculated as of the Transaction date, as follows:

      (i) In the case of quarterly bonus or variable compensation, the portion shall be the amount of quarterly bonus or variable compensation paid or payable to you, less advances, if any received, with respect to the fiscal quarter of J. D. Edwards completed as of or prior to the fiscal quarter in which the Transaction occurs, pro-rated by multiplying such amount by a fraction, the numerator of which is the number of days during the fiscal quarter in which the Transaction occurs prior to the occurrence of the Transaction, and the denominator of which shall be ninety-one and one-quarter; and

      (ii) In the case of annual bonus or variable compensation, the portion shall be the amount of annual bonus or variable compensation payable to you, less advances, if any received, under the J. D. Edwards's annual bonus or variable compensation program in effect as of the Transaction date, based on year-to-date financial performance of PeopleSoft for the period ended immediately prior to the Transaction. For this purpose, the performance measures for such fiscal year shall be adjusted, as appropriate, to take into account the shortened performance period. The amount so determined shall be pro-rated by multiplying such amount by a fraction, the numerator of which is the number of days during such fiscal year prior to the occurrence of the Transaction, and the denominator of which shall be three hundred and sixty-five.

"Severance Payment" is an amount equal to the sum of (i) your Plan Amount and
(ii) your Prorated Bonus Amount.

"Severance Payment Percentage" is the Severance Payment Percentage set forth in your Notice of Participation.

"Transaction" means the consummation of the merger between PeopleSoft and J. D. Edwards.

"280G Benefits Cap" is calculated as follows:

      1. Benefits Cap. Except if specifically otherwise set forth in your Notice of Participation, in the event that the benefits provided for in the Plan, when aggregated with any other payments or benefits received by you, would
      (i) constitute "parachute payments" within the meaning of Section 280G of the Code, and (ii) would be subject

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      to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then your Plan benefits shall be either

            a.    delivered in full ("Full Acceleration"), or

            b. delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax ("Reduced Acceleration"),

     whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by you on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Notwithstanding the foregoing, if the after-tax amount of Full Acceleration is less than $10,000 greater than the after-tax amount of Reduced Acceleration (after-tax value to be determined in accordance with the preceding sentence), then you shall not receive Full Acceleration under (a) above but shall instead receive Reduced Acceleration under (b) above.

     2. Determination. Unless PeopleSoft and you otherwise agree in writing, any determination required under this paragraph or your Notice of Participation shall be made in writing by the same firm of independent public accountants who were employed by PeopleSoft immediately prior to the Transaction (the "Accountants"), whose determination shall be conclusive and binding upon you and PeopleSoft for all purposes. For purposes of making the calculations required by this Article, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. PeopleSoft and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Article. PeopleSoft shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.